Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts 02110-1726
Tel. +1.617-951-8000
Fax: +1.617-951-8736
www.morganlewis.com

September 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Money Market Funds
Registration Statements on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on August 29, 2016 in connection with the response filed on August 24, 2016 to the Staff’s comments regarding Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A of Legg Mason Partners Institutional Trust, with respect to its series Western Asset Institutional Liquid Reserves, Western Asset Institutional Cash Reserves and Western Asset Institutional Tax Free Reserves, Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A of Legg Mason Partners Money Market Trust, with respect to its series Western Asset Prime Obligations Money Market Fund, Western Asset Liquid Reserves, Western Asset Tax Free Reserves, Western Asset California Tax Free Reserves, and Western Asset New York Tax Free Reserves, and Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A of Legg Mason Partners Premium Money Market Trust, with respect to its series Western Asset Premium Liquid Reserves, each filed with the Commission on June 16, 2016. Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff noted that in its original comments, the Staff requested an explanation why certain prospectuses include Funds that are series of other Registrants and incorporate by reference statements of additional information for those other Registrants. The Staff noted the Registrants’ response and requested that the Registrants clarify, for each applicable prospectus, which Registrant has liability under Section 11 and Section 12 of the Securities Act of 1933, and to explain the basis for the Registrants’ conclusions. The Staff noted that it does not necessarily agree that a Registrant can exclude a prospectus filed with a registration statement from that registration statement.

Almaty   Astana   Beijing   Boston   Brussels   Chicago    Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow

New York   Orange County   Paris   Philadelphia   Pittsburgh    Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Response:	The Registrants note that it is a common practice in the mutual fund industry to use combined prospectuses and statements of additional information that relate to funds that are registered separately and, in fact, the Staff has previously acknowledged that Registrants may use prospectuses that combine disclosure relating to funds that are registered separately under the 1940 Act (see SEC Staff Letter to Registrants, Jan. 17, 1992). In accordance with the SEC Staff Letter to Registrants, the Registrants identify the name of each fund to which a filing relates on the facing page of each applicable registration statement. To better align the Registrants’ disclosure with the SEC Staff Letter, the Registrants will add a statement to the applicable registration statements to address the view, set forth in the SEC Staff Letter, that the use of a combined prospectus by funds could possibly subject a fund to liability for any misstatement, inaccuracy, or incomplete disclosure in the prospectus concerning the other fund.

2. Comment:	The Staff noted that in its original comments, the Staff requested an explanation how the statement in the statement of additional information that each Fund’s concentration policy will be interpreted to permit investment without limit in domestic bank participation interests in municipal securities is consistent with the 1940 Act. The Staff noted that the Registrants stated in their response that private activity bonds are tax-exempt securities issued by governments or political subdivisions of governments, and therefore are not subject to the Fund’s concentration policy in accordance with the Staff’s position set forth in Investment Company Act Release No. 9785. The Staff stated that its position is that a fund should look through a private activity bond whose principal and interest payments are derived principally from a non-government entity in order to determine compliance with the fund’s concentration policy.

Response:	The Registrants acknowledge the position expressed by the Staff. However, as a practical matter, it is highly unlikely that any of the Legg Mason Partners money market funds could make investments in private activity bonds to the extent contemplated by the Staff’s position. Each of the Legg Mason Partners municipal money market funds is a tax-exempt fund that, as required by Rule 35d-1, has a fundamental policy to invest at least 80% of its assets in municipal obligations and interests in municipal obligations that pay interest that is exempt from federal income tax, including the federal alternative minimum tax. The Registrants understand that, as a general matter, payments from private activity bonds are subject to the federal alternative minimum tax. Therefore, these funds could not include such private activity bonds among the investments that must comprise at least 80% of their assets. As the Registrants believe that the likelihood of the Legg Mason Partners municipal money market funds (or the Legg Mason Partners government and institutional prime money market funds, for that matter) investing 25% or more of their assets in private activity bonds is remote, the Registrants do not believe that additional disclosure relating to this issue would be material to investors.

3. Comment:	The Staff noted that in its original comments, it requested that disclaimer language be removed from Appendix C to the statement of additional information. The Staff noted the Registrants’ response and noted that a registrant is responsible for the information it chooses to include in a registration statement. In this respect, the Staff referred the Registrants to the May 2000 Staff Interpretation regarding the use of electronic media, and, in particular, the section of the Staff interpretation regarding the adoption of third party statements.

Response:	The Registrants will revise the disclosure to remove the language referenced by the Staff. As revised, the disclosure will state that:

“This summary does not purport to be a complete description and, with the exception of the last paragraph hereof, is derived solely from information provided by the State in its official statement relating to a debt offering by the State from which the disclosure in the Appendix is derived. The Funds have not verified the accuracy, completeness or timeliness of the information contained in the official statement. Any characterizations of fact, assessments of conditions, estimates of future results and other projections are statements of opinion made by the State in, and as of the date of, such [official statement] and are subject to risks and uncertainties that may cause actual results to differ materially.

Please call the undersigned at (617) 951-8381 or Jeremy Kantrowitz at (617) 951-8458 with any questions.

Sincerely,

/s/ Mari A. Wilson

Mari A. Wilson

cc:	Robert I. Frenkel, Esq.
Thomas C. Mandia, Esq.
Susan Lively, Esq.
Roger P. Joseph, Esq.
Lea Anne Copenhefer, Esq.

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